50 8/31/04

04013306

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
AUG 25 2004
WASH. D.C.
185 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-17168

REPORT FOR THE PERIOD BEGINNING 7/01/03 AND ENDING 6/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Firm ID No.

AMERICAN FUNDS DISTRIBUTORS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester (213) 486-9030
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue Los Angeles California 90071
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the ended June 30, 2004 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

[signature] 8/13/04
Signature Date

Subscribed and sworn (or affirmed) before me on this date of 13th day of August 2004.

Senior Vice President
Title

[signature]
Notary Public

AKERINE ASPLUND SANCHEZ
Commission # 1303099
Notary Public - California
Los Angeles County
My Comm. Expires May 29, 2005

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Not applicable)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (Not required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control.)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2004
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte.

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 5 2004 WASH. D.C. 185

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. at June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 20, 2004

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004
(Dollars in thousands)

ASSETS

CASH AND CASH EQUIVALENTS	$ 149,887
INVESTMENT SECURITIES—At fair value	53,925
RECEIVABLES	30,314
PREPAID EXPENSES	10,818
DEFERRED INCOME TAXES	19,697
PROPERTY—At cost:	
Land	231
Buildings	3,786
Furniture, equipment and software	10,278
Leasehold improvements	7,102
Total	21,397
Accumulated depreciation and amortization	(16,474)
Property—net	4,923
OTHER ASSETS	3,524
TOTAL	$ 273,088

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004
(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor.

The Company's principal source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

In the normal course of the Company's business, customer activities involve the execution and settlement of various mutual fund shares and insurance-related products. These activities may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations.

Basis of Presentation—The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statement of the Company has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

Estimates—The preparation of a statement of financial condition in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents consist principally of shares of a money market fund for which an affiliated company serves as investment advisor.

Investment Securities—Investment securities consist of U.S. government securities, which are carried at fair value. The amortized cost of these investments is $54,086.

Depreciation and Amortization of Property—Depreciation of buildings, furniture and non-technological equipment is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Depreciation of technological equipment and software is computed generally using the double declining balance method based upon estimated useful life of three years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004
(Dollars in thousands)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 146,992
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	9,544
INCOME TAX PAYABLE	7,583
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS	7,676
Total liabilities	171,795
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value—authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	10,000
Retained earnings	90,793
Total stockholder's equity	101,293
TOTAL	$ 273,088

See notes to statement of financial condition. (Concluded)

Income Taxes—The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

Postretirement Benefits—The expected costs of providing postretirement benefits are recognized during the years that the associates are in service with the Company, based on actuarial estimates.

Postemployment Benefits—The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Recent Accounting Pronouncements— In December 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 132 (Revised 2003), *Employers Disclosures about Pensions and Other Postretirement Benefits* ("SFAS 132R"), that replaces existing FASB disclosure requirements for pensions and other postretirement benefit plans. SFAS 132R requires companies to provide more complete details about their plan assets, benefit obligations, cash flow, benefit costs, and other relevant information. SFAS 132R does not change the measurement or recognition of the plans. SFAS 132R is effective for fiscal years ending after December 15, 2003. The adoption of SFAS 132R did not have a material impact on the Company's statement of financial condition.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act introduces a prescription drug benefit under Medicare ("Medicare Part D"), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company's retiree medical plan provides prescription drug coverage for eligible retirees. In May 2004, the FASB issued FASB Staff Position ("FSP") FAS No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which supersedes FSP FAS No. 106-1 of the same title issued January 2004. FSP FAS No. 106-2 provides guidance on accounting for the effects of the Act. In addition, the FSP requires employers to provide certain disclosures in their financial statements regarding the effect of the Act and the related subsidy on postretirement health obligations and net periodic postretirement benefit cost. This guidance is effective for the Company's fiscal year beginning July 1, 2004. Management is in the process of evaluating the impact of adopting FSP FAS No. 106-2 on the Company's statement of financial condition.

2. INCOME TAXES

The deferred tax asset consists of the following:

Deferred tax assets (liabilities):	
Accrued expenses and other	$ 13,241
Accrued compensation and benefits	3,704
Postretirement benefits	211
State franchise taxes	1,643
Depreciation	898
Total deferred tax asset	$ 19,697

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

3. RETIREMENT PLAN

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $3,503 held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. No further contributions to the supplemental retirement plan will be made.

4. TRANSACTIONS WITH AFFILIATES

Receivables and payables include $2,768 and $98,537, respectively, relating to transactions with affiliates.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $34,964, which was $23,511 in excess of its required net capital of $11,453. At June 30, 2004, the Company's net ratio of aggregate indebtedness to net capital was 4.9 to 1.

6. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to a clearing broker and does not otherwise hold funds or securities of customers. Because of such

exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers.

7. INDEMNIFICATIONS, GUARANTEES AND COMMITMENTS

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. Included among these is an agreement with a bank to sell the Company's rights to future cash flows from asset-based distribution fees and contingent deferred sales charges from mutual fund B shares and 529 B shares distributed by the Company. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes that it is unlikely that the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's statement of financial condition.

8. POSTRETIREMENT BENEFITS

The Company sponsors a plan to subsidize health care insurance coverage for retired associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its postretirement benefits through a §401(h) account by the maximum deductible amount by the Internal Revenue Code in most years. The asset allocation is targeted and invested 100% in equity securtities that are held in Employee Benefit Trust accounts managed by an affiliate. The measurement date for the actuarial valuations is June 30, 2004.

Accumulated postretirement benefit obligation	$ 11,260
Plan assets at fair value	4,859
Funded status	$ (6,401)
Accrued benefit costs recognized in the statement of financial condition	$ (2,704)

Weighted-average assumptions as of June 30:

Discount rate	6.0%
Expected return on plan assets	6.0%
Medical trend:	
Ultimate trend	6.0%
Initial trend	14.5%
Year ultimate trend reached	2015

The discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rates are based upon an evaluation of our historical trends and experience, taking into account current and expected future market conditions. In January 2004, the Company changed the coordination of benefits and cost-sharing provisions of the retiree medical plan which, resulted in a reduction in the accumulated postretirement benefit obligation.

Benefit payments	$	84
Company contributions	$	-

Estimated future payments for retirees are as follows:

Year Ending June 30		
2005	$	142
2006		165
2007		186
2008		222
2009		245
2010 through 2014		1,583

9. LEGAL CONTINGENCIES

The Company, along with its Parent, were named as defendants in some class action lawsuits filed on behalf of shareholders in the mutual funds advised by its Parent. These actions are pending in United States District Courts. The cases involve allegations related to certain sales and brokerage practices.

As of June 30, 2004, the Company has not recorded a provision for these matters as it believes that the claims are without merit and intends to vigorously defend its position. Due to the preliminary nature of these cases, the ultimate outcome cannot presently be determined. However, the Company does not believe, after consultation with counsel, that any matters currently pending will have a material adverse effect on its statement of financial condition.

10. SUBSEQUENT EVENT

After discussions with the Market Regulation division of the Securities and Exchange Commission, the Company was required to provide for additional regulatory net capital as a result of a proposed change in accounting for the sale of its rights to future cash flow streams associated with Class B shares sold after June 30, 2004. On July 13, 2004, the Parent made a capital contribution of $60,000 to the Company to meet its regulatory net capital requirement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

August 20, 2004

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, California 90071

In planning and performing our audit of the financial statements of American Funds Distributors, Inc. (the "Company") for the year ended June 30, 2004 (on which we issued our report dated August 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP